345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

August 17, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: SPK Acquisition Corp.
Preliminary Proxy Statement on Form 14A
Filed August 1, 2022
File No. 001-40462

Attention: Joshua Gorsky and Dorrie Yale

On behalf of our client, SPK Acquisition Corp., a Delaware company (“SPK” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Form 14A filed on August 1, 2022 (the “Form 14A”) contained in the Staff’s letter dated August 8, 2022 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment to the Form 14A (the “Amendment”) on Form 14A/A, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Preliminary Proxy Statement on Form 14A, filed August 1, 2022

General

1.	We note your disclosure in Proposal 1 that the Sponsor is controlled by a Canadian citizen and your chief executive officer is a Chinese citizen. We also note your risk factor disclosure related to this fact under the heading, “We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.” Please revise your risk factor disclosure further to note the other material consequences of liquidation caused by the passage of time related to any government review of the transaction, such as the losses of the investment opportunity in a target company, and any price appreciation in the combined company, and explain that the public rights would expire. Please also revise to include any new deadlines in the risk disclosure that may apply if the proposals are approved.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see “We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited”.

SPK Acquisition Corp.

File No. 001-40462

2.	We refer to your statements that you have identified a potential business combination target company. You state that you are “currently in advanced negotiations for an initial business combination involving the [t]arget[,]” and that the purpose of the proposed extensions is to “allow the Company additional time to negotiate and complete the Proposed Business Combination or any potential alternative initial business combination” because “[t]here is not sufficient time before August 6, 2022 for [you] to negotiate and complete” the proposed transaction “given the projected timetable for finalizing agreements [and], filing, if applicable, a registration statement under the Securities Act of 1933[.]” However, you also explain that you have already entered into a merger agreement with the proposed target, Varian Bio, and that you were entitled to a prior 3-month extension because you had timely filed a registration statement relating to the transaction. You also state that you and the other parties to the merger agreement are working towards satisfaction of the conditions to completing the transaction including the necessary SEC filings, “but have determined that there will not be sufficient time before September 10, 2022 to hold a General Meeting to obtain stockholder approval of, and to consummate, the Business Combination.” Please consistently revise your disclosures throughout to clearly explain the status of the current transaction, including any SEC filings already made and those you still need to make, and the need for the extension, including the negotiations that remain which you reference.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. For avoidance of doubt, the Merger Agreement between the Company and the target, Varian Biopharmaceuticals, Inc. has been signed, there are no further negotiations between the parties with respect to the Merger, and all such references in the Amendment have been deleted.

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP
Loeb and Loeb LLP

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